 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated January 20, 2016, announcing the Company's sale of the VLCC Famenne.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: January 20, 2016

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

SALE OF THE VLCC FAMENNE
ANTWERP, Belgium, 20 January 2016 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") today announces that the Company sold the VLCC Famenne (2001 – 298,412 dwt), one of its two oldest VLCC vessels, for USD 38.4 million. The vessel is wholly owned by Euronav.

The capital gain on that sale of about USD 13.8 million will be recorded at delivery. Following the sale, the availability of the revolver under the USD 750 million facility will be reduced by USD 23.7 million. The vessel is expected to be delivered to its new owner in the course of the first quarter 2016.

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VERKOOP VAN DE VLCC FAMENNE
ANTWERPEN, België, 20 januari 2016 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" of de "Vennootschap") kondigt vandaag de verkoop aan van de VLCC Famenne (2001 – 298.412 dwt), één van de twee oudste VLCC schepen van haar vloot, voor een prijs van 38,4 miljoen USD. Het schip is volledig eigendom van Euronav.

De meerwaarde op deze verkoop bedraagt ongeveer 13,8 miljoen USD en zal worden geboekt op het ogenblik van de levering. Als gevolg van deze verkoop zal de beschikbaarheid van het wentelkrediet van 750 miljoen USD verminderd worden met 23,7 miljoen USD. De levering van het schip aan haar nieuwe eigenaar zal naar verwachting plaatsvinden in de loop van het eerste kwartaal van 2016.

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Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Announcement of fourth quarter results 2015: Thursday 28 January 2016
Bekendmaking resultaten vierde kwartaal 2015: donderdag 28 januari 2016 About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil and petroleum products. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 56 double hulled vessels being one V-Plus vessel, 28 VLCCs (of which 1 in 50%-50% joint venture), three VLCCs under construction which were recently acquired as resales of existing newbuilding contracts, 22 Suezmaxes (of which four are owned in 50%-50% joint ventures) and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.